February 16, 2022

VIA EDGAR
==========
Ms. Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Institutional Access Credit Fund (the “Fund” or the “Registrant”), File No. 811-23159, Definitive Proxy Statement on Schedule 14A

Dear Ms. Brutlag:

On behalf of the Fund, on or about February 16, 2022, we plan to file with the U.S. Securities and Exchange Commission definitive proxy materials relating to a special meeting of shareholders of the Fund to be held on April 20, 2022, together with a proxy card. The meeting is being called for the purpose of asking shareholders to approve a new management agreement between the Fund and Griffin Capital Advisor, LLC (the “Adviser”); a new investment sub-advisory agreement between the Adviser and Apollo Credit Management, LLC (“Apollo”). This letter is being filed to respond to comments received from you on February 3, 2022 regarding the preliminary proxy materials, together with a form of proxy card, filed on Schedule 14A on January 28, 2022.

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s response to the comment immediately follows the restated comment.

Comment 1: Please confirm that future filings will include a cover letter with contact information.

Response: The Registrant confirms that future filings will include such cover letter.

Comment 2: Please confirm that all prior, relevant, comments received from the staff related to the similar preliminary proxy materials filed for Griffin Institutional Access Real Fund, File No. 811-22933, have been incorporated as applicable in the proxy for the Fund.

Response: The Registrant confirms that all prior comments have been addressed or incorporated where applicable.

Comment 3: Please confirm to the Staff that all applicable information required by Item 22(c) of Schedule 14A. has been disclosed with respect to both proposal 1 and proposal 2.

Response: The Registrant confirms that all information required by Item 22(c) of Schedule 14 has been disclosed with respect to both proposals.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM

Ms. Samantha Brutlag
Securities and Exchange Commission

February 16, 2022

Comment 4: Please bold any references to Attachment A and Attachment B to provide greater prominence to such references.

Response: The references have been bolded as requested.

Comment 5: In the discussion of the existing advisory agreement, please provide the date of the contract and the date of the most recent shareholder approval of such contract.

Response: The disclosure has been revised as requested.

Comment 6: We note that the disclosure references contemplated changes in the Fund’s investment strategy in the future. That disclosure references changes in the allocation among debt asset classes. Please clarify or expand such disclosure regarding the potential change in allocation.

Response: The disclosure has been revised to clarify that the change in allocation is described in the table provided in the summary of Proposal 2.

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If you have any questions or comments, please contact the undersigned at 678.553.7338.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis